1
© 2009 Kudelski SA – All rights reserved - Confidential
OVERVIEW OF PROPOSAL TO ACQUIRE OUTSTANDING
SHARES OF OPENTV
» The Kudelski Group has submitted a non-binding proposal to acquire the outstanding Class A ordinary shares of OpenTV at $1.35 per share in cash
» Background on OpenTV
» OpenTV is a leading vendor of digital TV solutions, whose software has been integrated into more than 121 million digital set-top boxes and digital televisions
» The acquisition of voting control of OpenTV in 2006 broadened the Kudelski Group's portfolio of digital TV solutions
» Over the past several years, OpenTV has demonstrated its product leadership and its ability to secure global customer relationships
» Rationales for pursuing a transaction today
» Provides better integrated industry-leading end-to-end solutions and services to our customers
» Such integration is growing increasingly critical for addressing customer needs
» Efforts to improve efficiencies and service delivery are vital to both Kudelski Group and OpenTV in today's economic environment
» Allows the positioning of OpenTV in new markets (e.g., IPTV, terrestrial/retail)
» Enhance offering with state-of-the art technologies through integrated efforts and joint investments
» We believe a combination between the two companies is in the best interest of both OpenTV’s and
Kudelski’s shareholders. We expect to combine forces in a manner that best enhances OpenTV’s talent base and plan to discuss with management the best way to achieve it.
Exhibit 7.3

© 2009 Kudelski SA – All rights reserved - Confidential
DETAILS ON THE PROPOSAL
» Kudelski Group proposes to acquire the outstanding Class A ordinary shares of OpenTV for $1.35 per share in cash
» Implies total consideration to be paid to the non-Kudelski shareholders of approximately $127 million
» Represents a 35% premium to OpenTV’s closing share price on February 26, 2009
» We intend to use third party debt to finance the transaction, and our proposal is not subject to any financing contingency
» We expect that OpenTV will form a special committee of independent directors to evaluate our proposal
» Once a special committee has been formed, our desire is to reach a definitive agreement as soon as practical
» We have no intention of disposing of our controlling equity stake in OpenTV under any scenario
» A copy of a letter sent to OpenTV discussing our proposal can be found in a 13D/A filing submitted to the
SEC